Exhibit 14.1

AI SYSTEMS CODE OF BUSINESS CONDUCT AND ETHICS

Adopted March 3, 2010

Introduction

The Board of Directors of AI Systems has adopted the following Code of Business Conduct and Ethics (the “Code”). Each director, officer, employee and consultant (“AI Systems’ Personnel”, and separately, each an “Individual”) must comply with the letter and spirit of this Code. No code or policy can anticipate every situation that may arise. As a participant in the global capital markets, AI Systems has a responsibility to insure that its activities are conducted in accordance with the highest standards of business and personal integrity. Accordingly, this Code is intended to serve as a set of guiding principles for directors. Directors must conduct themselves accordingly and seek to avoid even the appearance of improper behaviour. Directors are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Chair of the Board of Directors.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, and behaving in a manner consistent with AI Systems’ values is the foundation on which AI Systems’ ethical standards are built. All AI Systems’ Personnel are expected to conduct all their business and affairs in full compliance with applicable laws, rules and regulations, and shall encourage and promote such behaviour for themselves, officers and employees.

2.	Conflicts of Interest

AI Systems’ Personnel must avoid any conflicts of interest between himself or herself and AI Systems. A “conflict of interest” exists when the personal or professional interest of an Individual is adverse to the interests of AI Systems. Conflicts of interest may also arise when an Individual, or members of his or her family, or an organization with which the Individual is affiliated receives improper personal benefits as a result of the Individual’s position. Any situation that involves, or may involve, a conflict of interest with AI Systems, should be promptly disclosed to the Chair of the Board of Directors or Lead Independent Director if the conflict involves the Chair of the Board of Directors, who may consult with inside or outside legal counsel, as appropriate.

Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples of situations where the rules are clear. No Individual, when acting for or on behalf of AI Systems, may directly or indirectly (such as through a family member):

•	Accept any benefit, gift or entertainment that would be illegal or result in any violation of law;

•	Accept any gift of cash or cash equivalent (such as gift certificates, loans, stock);

•	Accept or request anything as a “quid pro quo,” or as part of an agreement to do anything in return for the benefit, gift or entertainment;

•	Participate in any activity that he or she knows would cause the person giving the benefit, gift or entertainment to violate his or her own employer’s standards.

The following are examples of situations that may constitute a conflict of interest. Situations such as these should be brought to the attention of the Chair of the Board of Directors or Lead Independent Director if the conflict involves the Chair of the Board of Directors, for review and clearance before any action is taken:

•	Competing with AI Systems for the purchase or sale of property, services or other interests.

•	Having an interest in a transaction involving AI Systems, a customer or supplier (other than as a director of AI Systems and not including routine investments in publicly traded companies).

•	Receiving a loan or guarantee of an obligation as a result of a director’s position with AI Systems.

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Engaging in any conduct or activities that disrupt or impair AI Systems’ relationship with any person or entity with which AI Systems has or proposes to enter into a business or contractual relationship.

•	Accepting compensation, in any form, for services performed for AI Systems from any source other than AI Systems.

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Either an Individual or a member of an Individual’s family receiving benefits, gifts or entertainment from persons or entities who deal with AI Systems where a benefit, gift or entertainment is intended to influence the Individual’s actions as a member of AI Systems, or where the acceptance could create the appearance of a conflict of interest.

3.	Insider Trading

The securities laws impose severe sanctions upon any individual who uses “inside information” for his or her own benefit or discloses it to others for their use. Individuals who have access to confidential information as a result of their service are not permitted to use or share that information for securities trading purposes or for any other purpose except the conduct of AI Systems’ business. All non-public information about AI Systems or its subsidiaries should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

4.	Corporate Opportunities

AI Systems’ Personnel are prohibited from taking for themselves personally, or for the organizations with which they are affiliated, opportunities that are discovered through the use of AI Systems property, information or position without the consent of the Board of Directors. No Individual may use AI Systems property, information, or position for improper personal gain. Individuals, in particular member of the Board of Directors, owe a duty to AI Systems to advance its legitimate interests when the opportunity to do so arises.

5.	Competition and Fair Dealing

The AI Systems adheres to a policy of fair dealing in all its activities. AI Systems’ Personnel shall endeavour to deal fairly with AI Systems’ customers, suppliers, competitors and employees. No Individual should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Individuals and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the Individual’s actions as a member of AI Systems, or where acceptance of the gifts could create the appearance of such influence.

No Individual may offer or give anything that is:

•	Illegal;

•	Known to be in violation of the rules of the recipient’s organization;

•	Cash or monetary instruments (such as bank checks, traveler’s checks, money orders, investment securities or negotiable instruments);

•	Unsavoury, sexually oriented, or otherwise violates our commitment to mutual respect;

•	A quid pro quo (offered for something in return); or

•	Not recorded properly on the company books.

Practices that are acceptable in commercial business environments may be against the law or the policies governing federal, state or local government employees. Therefore, no gifts or business entertainment of any kind may be given to any government employee without prior agreement of the Board of Directors, who will consult with counsel as appropriate.

6.	Antitrust Laws

The AI Systems believes that vigorous competition is in the best interest of AI Systems, its employees, and the public. The antitrust laws were conceived and enacted to help preserve private enterprise capitalism in America by promoting fair and healthy competition. It is the firm policy of AI Systems to comply fully with the spirit and letter of these laws.

Essentially, the antitrust laws prohibit activities which constitute unreasonable restraint of trade, unfair trade practices and other anti-competitive practices which restrict or lessen competition, including:

•	Creation of, or attempts to create, a monopoly.

•	Agreements among competitors to increase, decrease or stabilize prices; to divide territories or markets; to allocate customers; to limit the quality of products; or to limit production; or

•	Price discrimination and other predatory trade practices.

Any failure to comply with the antitrust laws can have grave consequences not only for AI Systems but for any Individual who may be involved in a violation. Any Individual having any question concerning compliance with the antitrust laws should seek the advice of AI Systems’ General Counsel.

7.	Confidentiality

Individuals must maintain the confidentiality of confidential information entrusted to them by AI Systems or its customers, except when disclosure is required by law or regulation. Confidential information includes all non-public information that might be of use to competitors, or harmful to AI Systems or its subsidiaries, if disclosed.

8.	Protection and Proper Use of AI Systems Assets

AI Systems’ Personnel may not use AI Systems assets, labour or information for personal use, unless approved by the Board of Directors, or as part of an approved compensation or expense reimbursement program.

9.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board of Directors and will be promptly publicly disclosed.

10.	Reporting any Illegal or Unethical Behavior

Directors should promote ethical behaviour and encourage an environment in which AI Systems encourages employees to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and, when in doubt, about the best course of action in a particular situation. It is the policy of AI Systems not to allow retaliation for reports of misconduct by others made in good faith.

11.	Enforcement of the Code of Business Conduct and Ethics

The Board of Directors shall determine appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board of Directors shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, and whether the individual in question had been advised prior to the violation as to the proper course of action.

12.	Political Contributions and Activities

Any political contributions made by or on behalf of AI Systems and any solicitations for political contributions of any kind must be lawful and in compliance with AI Systems policies. This restriction applies solely to the use of AI Systems assets and is not intended to discourage or prevent AI Systems’ Personnel from making political contributions or engaging in political activities on their own behalf. No one may be reimbursed directly or indirectly by AI Systems for personal political contributions.

13.	Foreign Payments

Except in certain limited circumstances, certain laws prohibit giving anything of value directly or indirectly to any “foreign official” for the purpose of obtaining or retaining business or other improper purposes such as reducing taxes. The meaning of “foreign official” can be surprisingly broad – UN officials, candidates for political office, employees of state owned businesses, etc. When in doubt as to whether a possible arrangement, payment or gift may violate these laws contact the General Counsel before taking any action.

14.	Other Legal Standards

There are many legal and ethical standards that apply to those who act for AI Systems. Among these are the following:

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We are fully committed to mutual respect among all those who act for AI Systems. We do not discriminate against anyone based on race, color, religion, sex, age, national origin, sexual orientation, veteran status, citizenship status, marital status, parental status, political affiliation or disability. We do not tolerate any form of illegal harassment, including sexual harassment.

•	We respect and are diligent in protecting the privacy of employees and AI Systems members and investors.

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All records (including email and computer records) that may be relevant in the event of litigation or governmental inquiries must be carefully preserved. In any dealings with the government, honesty is required of anyone acting for AI Systems.

•	We will also not accept or use anyone else’s proprietary information that is improperly obtained, and we will not copy or otherwise misappropriate others’ copyrighted materials.

15.	Annual Review

The Board of Directors shall review and reassess the adequacy of the Code annually and make any amendments to the Code that the Board of Directors deems appropriate.